     Exhibit 12.1
CONVERGYS CORPORATION
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(Amounts in millions)

	For the Six	For the Twelve	For the Twelve
	Months Ended	Months Ended	Months Ended
	June 30, 2009	Dec. 31, 2008	Dec. 31, 2007
Earnings:
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$(34.3)	$(163.9)	$245.6
Adjustment for undistributed (income)/losses of partnerships, net of distributions	(0.4)	3.5	(5.5)
Interest expense	13.7	22.6	17.5
Portion of rental expense deemed interest	14.5	28.5	28.8

Total earnings	$(6.5)	$(109.3)	$286.4

Fixed Charges:
Interest expense	$13.7	$22.6	$17.5
Portion of rental expense deemed interest	14.5	28.5	28.8

Total fixed charges	$28.2	$51.1	$46.3

Preferred dividends:
Preferred dividends	—	—	—

Combined fixed charges and preferred dividends	$28.2	$51.1	$46.3

Ratio of Earnings to Fixed Charges	(0.23)	(2.14)	6.19

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(0.23)	(2.14)	6.19